SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

iGo, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

449593201
(CUSIP Number)

Robert Atchinson
Adage Capital Partners GP, L.L.C.
200 Clarendon Street, 52nd Floor
Boston, MA 02116
(617) 867-2800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 28, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 449593201	SCHEDULE 13D/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Adage Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 220,642
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 220,642
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 220,642
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 449593201	SCHEDULE 13D/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Adage Capital Partners GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 220,642
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 220,642
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 220,642
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 449593201	SCHEDULE 13D/A	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Adage Capital Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 220,642
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 220,642
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 220,642
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 449593201	SCHEDULE 13D/A	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON Robert Atchinson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 220,642
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 220,642
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 220,642
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 449593201	SCHEDULE 13D/A	Page 6 of 9 Pages

1	NAME OF REPORTING PERSON Phillip Gross
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 220,642
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 220,642
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 220,642
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 449593201	SCHEDULE 13D/A	Page 7 of 9 Pages

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D/A (the "Amendment No. 4") amends the Schedule 13D filed on October 23, 2006 (the "Original Schedule 13D") and the subsequent Schedule 13D/A filed on November 16, 2006 (the "Amendment No. 1"), the Schedule 13D/A filed on November 28, 2006 (the "Amendment No. 2") and the Schedule 13D/A filed on July 12, 2013 (the "Amendment No. 3" and the Original Schedule 13D as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, the "Schedule 13D"). This Amendment No. 4 is being filed by (i) Adage Capital Partners, L.P., a Delaware limited partnership ("ACP"), (ii) Adage Capital Partners GP, L.L.C., a limited liability company organized under the laws of the State of Delaware ("ACPGP"), (iii) Adage Capital Advisors, L.L.C., a limited liability company organized under the laws of the State of Delaware ("ACA"), (iv) Robert Atchinson ("Mr. Atchinson") and (v) Phillip Gross ("Mr. Gross" and together with ACP, ACPGP, ACA and Mr. Atchinson, the "Reporting Persons") relating to the shares (the "Shares") of common stock, $0.01 par value ("Common Stock"), of iGo, Inc. (formerly known as Mobility Electronics, Inc.), a Delaware corporation (the "Company").

This Amendment No. 4 amends Items 4 and 5 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby supplemented as follows:

On August 23, 2013, Steel Excel Inc. (the “Purchaser”) completed a tender offer to acquire up to 1,316,866 shares of the Company’s Common Stock, at a price per share of $3.95 (the “Offer”). A total of 2,058,422 shares of the Company’s Common Stock (the “Tendered Shares”), were tendered and not validly withdrawn prior to the expiration of the Offer, representing approximately 68.8% of the shares of the Company’s Common Stock outstanding as of July 11, 2013 on a fully diluted basis. Purchaser accepted the Tendered Shares for purchase in accordance with the terms of the Offer on a pro-rata basis to limit its purchase to 1,316,866 Tendered Shares. Because the Offer was oversubscribed, the number of Tendered Shares that Purchaser accepted for purchase from each of the tendering stockholders was prorated. The final proration factor was approximately 63.9744% of the Tendered Shares. Therefore, out of the 612,458 shares of Common Stock the Reporting Persons tendered, only 391,816 shares of Common Stock were accepted by Purchaser, resulting in the Reporting Persons continuing to beneficially own 220,642 shares of Common Stock.

On August 28, 2013, the Company and the Purchaser issued a joint press release announcing the final number of Tendered Shares and the proration factor for the Offer.

CUSIP No. 449593201	SCHEDULE 13D/A	Page 8 of 9 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the Common Stock beneficially owned by each of the Reporting Persons. The percentages reported in this Schedule 13D are calculated based upon the 2,946,589 shares of Common Stock outstanding as of August 2, 2013, as reported in the Company's Quarterly Report on Form 10-Q for the fiscal period ended June 30, 2013 filed with the SEC on August 12, 2013.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Except as set forth in Item 4, none of the Reporting Persons have effected any transaction in the Issuer’s stock within the last sixty days.

(d)	No person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

CUSIP No. 449593201	SCHEDULE 13D/A	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 3, 2013

ADAGE CAPITAL PARTNERS, L.P.
By: Adage Capital Partners GP, L.L.C.,
its general partner

By: Adage Capital Advisors, L.L.C.,
its managing member

/s/ Robert Atchinson
Name: Robert Atchinson
Title: Managing Member

ADAGE CAPITAL PARTNERS GP, L.L.C.
By: Adage Capital Advisors, L.L.C.,
its managing member

/s/ Robert Atchinson
Name: Robert Atchinson
Title: Managing Member

ADAGE CAPITAL ADVISORS, L.L.C.

/s/ Robert Atchinson
Name: Robert Atchinson
Title: Managing Member

/s/ Robert Atchinson
ROBERT ATCHINSON, individually

/s/ Phillip Gross
PHILLIP GROSS, individually